UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DA32 Life Science Tech Acquisition Corp.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

23312M 106 (CUSIP Number)

David Clark

Deerfield Management Company, L.P.

345 Park Avenue, 12th Floor

New York, NY 10010

(212) 551-1600

Copy to:

Joel L. Rubinstein

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 819-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

and

Jonathan D. Weiner, Esq.

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

(212) 940-8800

July 30, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 23312M 106

1	NAME OF REPORTING PERSONS DEERFIELD MANAGEMENT COMPANY, L.P. .
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,745,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,745,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,745,000 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.3%(3)
14	TYPE OF REPORTING PERSON OO

(1)

The reported shares consist of (i) 4,465,000 shares of Class B Common Stock held by DA32 Sponsor LLC (the “Sponsor”), which are convertible for shares of Class A Common Stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-257679) (the “Registration Statement”), (ii) 650,000 shares of Class A Common Stock held by the Sponsor, (iii) 1,600,000 shares of Class A Common Stock held by Deerfield Partners, L.P (“Deerfield Partners”) and (iv) 30,000 shares of Class B Common Stock held by Andrew ElBardissi for the benefit and at the direction of Deerfield Management, which are convertible into shares of Class A Common Stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement.

(2)

As one of three managing members of the Sponsor, Deerfield Partners may be deemed to beneficially own the securities owned directly by the Sponsor. As the general partner of Deerfield Partners, Deerfield Mgmt, L.P. (“Deerfield Mgmt”) may be deemed to beneficially own the securities owned directly by the Sponsor and Deerfield Partners. As the investment manager of Deerfield Partners, Deerfield Management Company, L.P. (“Deerfield Management”) may be deemed to beneficially own securities owned directly by the Sponsor and Deerfield Partners. As the sole member of the general partner of each of Deerfield Management and Deerfield Mgmt, James E. Flynn may be deemed to beneficially own the securities owned directly by the Sponsor and Deerfield Partners. The Sponsor and other managing members of the Sponsor are separately filing a Schedule 13D with respect to some of the securities reported herein.

(3)

The percentage reported in this Schedule 13D is based upon 20,650,000 shares of Class A Common Stock and 5,000,000 shares of Class B Common Stock outstanding, as set forth in Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 5, 2021.

CUSIP No. 23312M 106

1	NAME OF REPORTING PERSONS Deerfield Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,715,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,715,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,715,000 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.2%(3)
14	TYPE OF REPORTING PERSON OO

(1)

The reported shares consist of (i) 4,465,000 shares of Class B Common Stock held by the Sponsor, which are convertible into shares of Class A Common Stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement, (ii) 650,000 shares of Class A Common Stock held by the Sponsor and (iii) 1,600,000 shares of Class A Common Stock held by Deerfield Partners.

(2)

As one of three managing members of the Sponsor, Deerfield Partners may be deemed to beneficially own the securities owned directly by the Sponsor. As the general partner of Deerfield Partners, Deerfield Mgmt may be deemed to beneficially own the securities owned directly by the Sponsor and Deerfield Partners. As the investment manager of Deerfield Partners, Deerfield Management may be deemed to beneficially own securities owned directly by the Sponsor and Deerfield Partners. As the sole member of the general partner of each of Deerfield Management and Deerfield Mgmt, James E. Flynn may be deemed to beneficially own the securities owned directly by the Sponsor and Deerfield Partners. The Sponsor and other managing members of the Sponsor are separately filing a Schedule 13D with respect to some of the securities reported herein.

(3)

The percentage reported in this Schedule 13D is based upon 20,650,000 shares of Class A Common Stock and 5,000,000 shares of Class B Common Stock outstanding as set forth in Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 5, 2021.

CUSIP No. 23312M 106

1	NAME OF REPORTING PERSONS Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,715,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,715,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,715,000 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.2%(3)
14	TYPE OF REPORTING PERSON OO

(1)

The reported shares consist of (i) 4,465,000 shares of Class B Common Stock held by the Sponsor, which are convertible into shares of Class A Common Stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement, (ii) 650,000 shares of Class A Common Stock held by the Sponsor and (iii) 1,600,000 shares of Class A Common Stock held by Deerfield Partners.

(2)

As one of three managing members of the Sponsor, Deerfield Partners may be deemed to beneficially own the securities owned directly by the Sponsor. As the general partner of Deerfield Partners, Deerfield Mgmt may be deemed to beneficially own the securities owned directly by the Sponsor and Deerfield Partners. As the investment manager of Deerfield Partners, Deerfield Management may be deemed to beneficially own securities owned directly by the Sponsor and Deerfield Partners. As the sole member of the general partner of each of Deerfield Management and Deerfield Mgmt, James E. Flynn may be deemed to beneficially own the securities owned directly by the Sponsor and Deerfield Partners. The Sponsor and other managing members of the Sponsor are separately filing a Schedule 13D with respect to some of the securities reported herein.

(3)

The percentage reported in this Schedule 13D is based upon 20,650,000 shares of Class A Common Stock and 5,000,000 shares of Class B Common Stock outstanding as set forth in Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 5, 2021.

CUSIP No. 23312M 106

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,745,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,745,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,745,000 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.3%(3)
14	TYPE OF REPORTING PERSON IN

(1)

The reported shares consist of (i) 4,465,000 shares of Class B Common Stock held by the Sponsor, which are convertible into shares of Class A Common Stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement, (ii) 650,000 shares of Class A Common Stock held by the Sponsor, (iii) 1,600,000 shares of Class A Common Stock held by Deerfield Partners and 30,000 shares of Class B Common Stock held by Andrew ElBardissi for the benefit and at the direction of Deerfield Management, which are convertible into shares of Class A Common Stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement.

(2)

As one of three managing members of the Sponsor, Deerfield Partners may be deemed to beneficially own the securities owned directly by the Sponsor. As the general partner of Deerfield Partners, Deerfield Mgmt may be deemed to beneficially own the securities owned directly by the Sponsor and Deerfield Partners. As the investment manager of Deerfield Partners, Deerfield Management may be deemed to beneficially own securities owned directly by the Sponsor and Deerfield Partners. As the sole member of the general partner of each of Deerfield Management and Deerfield Mgmt, James E. Flynn may be deemed to beneficially own the securities owned directly by the Sponsor and Deerfield Partners. The Sponsor and other managing members of the Sponsor are separately filing a Schedule 13D with respect to some of the securities reported herein.

(3)

The percentage reported in this Schedule 13D is based upon 20,650,000 shares of Class A Common Stock and 5,000,000 shares of Class B Common Stock outstanding as set forth in Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 5, 2021.

END OF COVER PAGES

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of DA32 Life Science Tech Acquisition Corp., a Delaware corporation (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 345 Park Avenue, 12th Floor, New York, New York 10010.

ITEM 2. IDENTITY AND BACKGROUND

(a) This statement is filed by (i) Deerfield Management, (ii) Deerfield Mgmt, (iii) Deerfield Partners and (iv) James E. Flynn, a natural person (“Flynn” and collectively with Deerfield Management, Deerfield Mgmt and Deerfield Partners, the “Reporting Persons”).

(b) The address of the principal business and/or principal office of the Reporting Persons is 345 Park Avenue, 12th Floor, New York, NY 10010.

(c) Deerfield Mgmt is the general partner of Deerfield Partners. Deerfield Management is the investment manager of Deerfield Partners. Flynn is the sole member of the general partner of each of Deerfield Management and Deerfield Mgmt. Deerfield Partners is a managing member of the Sponsor. Deerfield Partners purchases, holds and sells securities and other investment products. Schedule A hereto sets forth information regarding persons referred in Instruction C to Schedule 13D.

(d) During the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Person’s knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) On August 21, 2017, Deerfield Management voluntarily agreed to settle an SEC administrative proceeding relating to alleged violations of Section 204A of the Investment Advisers Act of 1940 (the “Advisers Act”), without admitting or denying the SEC’s allegations, pursuant to an order under Section 203(e) and 203(k) of the Advisers Act (the “Order”). The Order resolved the SEC’s allegations that Deerfield Management, from 2012 through 2014, violated Section 204A of the Advisers Act by failing to establish, maintain, and enforce policies and procedures reasonably designed to prevent the misuse of material, nonpublic information, particularly taking into consideration the nature of Deerfield Management’s business. The Order alleged that, as part of Deerfield Management’s research in the healthcare sector, Deerfield Management engaged third party consultants and research firms, including firms that specialized in providing “political intelligence” regarding upcoming regulatory and legislative decisions, that Deerfield Management employees based certain trading recommendations on such information, and that hedge funds advised by Deerfield Management then made those trades. The Order required Deerfield Management to cease and desist from committing or causing any violations and any future violations of Section 204A of the Advisers Act, censured Deerfield Management and provided that Deerfield Management would pay disgorgement and interest of $811,695 and a civil money penalty of $3,946,267.

Other than as set forth above in this Item 2(e), during the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Person’s knowledge, any of the persons listed on Schedule A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Deerfield Management, Deerfield Mgmt and Deerfield Partners is organized under the laws of the State of Delaware. Flynn is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable. The source of funds for acquiring the securities described herein was the working capital of each of Deerfield Partners and the Sponsor.

ITEM 4. PURPOSE OF THE TRANSACTION

Founder Shares

On May 13, 2021, the Sponsor paid $25,000 to purchase 5,750,000 shares of the Company’s Class B common stock, par value $0.0001 per share, (the “Founder Shares”). On June 15, 2021, the Sponsor transferred 143,750 Founder Shares to Christopher Wolfe, the Company’s Chief Financial Officer, 230,000 Founder Shares to Section 32 Fund 3, LP, a managing member of the Sponsor, 30,000 Founder Shares to each of Andrew ElBardissi, Keith Crandell, Mara Aspinall, Kevin Hrusovsky, Angela Lai and Nick Roelofs, the Company’s directors, and 10,000 Founder Shares to each of Bonnie Anderson, Peer Schatz and Vince Miller, certain of the Company’s advisors, for the same per-share price initially paid by the Sponsor, resulting in the Sponsor holding 5,166,250 Founder Shares. The price for all transfers was $0.004 per share. In connection with the decision of the underwriters of the Company’s initial public offering (the “IPO”) not to exercise their over-allotment option on August 4, 2021, on August 5, 2021 the Sponsor forfeited 701,250 Founder Shares, resulting in the Sponsor holding 4,465,000 Founder Shares. The forfeiture was not within the Sponsor’s control as it occurred exclusively due to the underwriters’ decision not to exercise the over-allotment option, were for no consideration, and occurred shortly after the Company filed the final statutory prospectus for the IPO disclosing all material information about the Company and the IPO. The Founder Shares held by Andrew ElBardissi, a partner in Deerfield Management, are held for the benefit, and at the direction, of Deerfield Management.

Each Founder Share will automatically convert into one share of Class A Common Stock on the first business day following the consummation of the Issuer’s initial business combination, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further anti-dilution adjustment as provided in the Amended and Restated Certificate of Incorporation of the Company and described in the Registration Statement. In the case that additional shares of Class A Common Stock, or equity-linked securities, are issued or deemed issued in connection with the Issuer’s initial business combination, the ratio at which the Founder Shares will convert into shares of Class A Common Stock will be adjusted (unless the holders of a majority of the outstanding Founder Shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A Common Stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of shares of Class A Common Stock outstanding after such conversion (after giving effect to any redemptions of Class A Common Stock by public stockholders), including all shares of Class A Common Stock issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued by the Issuer in connection with or in relation to the consummation of its initial business combination, excluding any shares of Class A Common Stock or equity-linked securities exercisable for or convertible into Class A Common Stock issued, or to be issued, to any seller in the initial business combination and any warrants issued upon conversion of working capital loans; provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

Public Units

On July 26, 2021, Deerfield Partners, ARCH Venture Fund XI, L.P. and Section 32 Fund 3, LP, the managing members of the Sponsor, agreed, pursuant to a letter agreement (the “IPO Share Purchase Letter Agreement”), to purchase up to a maximum of 4,000,000 shares of Class A Common Stock in the aggregate for all three managing members. On July 30, 2021, Deerfield Partners purchased 1,600,000 shares of Class A Common Stock of the Issuer for $10.00 per share, or $16,000,000 in the aggregate, in the Issuer’s IPO.

The foregoing description of the IPO Share Purchase Letter Agreement is qualified in its entirety by reference to the IPO Share Purchase Letter Agreement which is attached hereto as Exhibit 1.

Private Placement Class A Common Stock Purchase Agreement

On July 30, 2021, the Sponsor purchased from the Issuer an aggregate of 650,000 shares of Class A Common Stock (the “Private Placement Shares”) pursuant to the terms of a private placement class A common stock purchase agreement, dated as of July 27, 2021 (the “Private Placement Class A Common Stock Purchase Agreement”). Each Private Placement Share is comprised of one share of Class A Common Stock. Other than the lock-up provisions contained in the Letter Agreement (defined below), the Private Placement Shares have terms and provisions that are identical to those of the Class A Common Stock sold in the Issuer’s IPO.

The foregoing description of the Private Placement Class A Common Stock Purchase Agreement is qualified in its entirety by reference to the Private Placement Class A Common Stock Purchase Agreement which is attached hereto as Exhibit 2.

Letter Agreement

On July 27, 2021, the Sponsor and other individuals signatory thereto (such individuals, the “Insiders”), including Andrew ElBardissi, entered into a letter agreement with the Issuer (the “Letter Agreement”), pursuant to which the Sponsor and each Insider (i) waived their respective redemption rights with respect to any Founder Shares, Private Placement Shares and any other shares of Class A Common Stock that the Sponsor or such Insider then owns in connection with the completion of the Issuer’s initial business combination, (ii) waived their respective redemption rights with respect to any Founder Shares, Private Placement Shares and any other shares of Class A Common Stock that the Sponsor or such individual then owns in connection with a stockholder vote to approve an amendment to the Issuer’s amended and restated certificate of incorporation to modify the substance or timing of the Issuer’s obligation to redeem 100% of the Class A Common Stock if the Issuer has not consummated an initial business combination within 24 months from the closing of its IPO and (iii) waived their respective rights to liquidating distributions from the trust account with respect to any Founder Shares and Private Placement Shares held by the Sponsor or such individual if the Issuer fails to complete its initial business combination within 24 months from the closing of its IPO (although they will be entitled to liquidating distributions from the trust account with respect to any other shares of Class A Common Stock they hold if the Issuer fails to complete its initial business combination within the prescribed time frame). If the Issuer submits its initial business combination to its stockholders for a vote, the Sponsor and each Insider has agreed to vote its Founder Shares, Private Placement Shares and any other shares of Class A Common Stock they then own in favor of the initial business combination.

The Founder Shares, Private Placement Shares and any shares of Class A Common Stock issued upon conversion or exercise thereof are each subject to transfer restrictions pursuant to lock-up provisions in the Letter Agreement. Those lock-up provisions provide that such securities are not transferable or salable (i) in the case of the Founder Shares, until the earlier of (A) one year after the completion of the Issuer’s initial business combination or (B) subsequent to the initial business combination, (x) if the last sale price of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial business combination, or (y) the date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of common stock for cash, securities or other property, and (ii) in the case of the Private Placement Shares until 30 days after the completion of the initial business combination, except in each case (a) to the Issuer’s officers or directors, any affiliates or family members of any of the Issuer’s officers or directors, any members of the Sponsor, or any affiliates of the Sponsor, (b) in the case of an individual, by gift to a member of one of the members of the individual’s immediate family or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an affiliate of such person or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with any forward purchase agreement or similar arrangement or in connection with the consummation of an initial business combination at prices no greater than the price at which the securities were originally purchased; (f) in the event of the Issuer’s liquidation prior to the completion of the Company’s initial business combination; (g) by virtue of the laws of Delaware or the Sponsor’s limited liability company agreement upon dissolution of the Sponsor; or (h) in the event of the Company’s liquidation, merger, capital stock exchange, reorganization or other similar transaction which results in all of the Issuer’s stockholders having the right to exchange their shares of common stock for cash, securities or other property subsequent to the Company’s completion of the initial business combination; provided, however, that in the case of clauses (a) through (e) or (g) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions and the other restrictions contained in the Letter Agreement and by the same agreements entered into by the Sponsor with respect to such securities (including provisions relating to voting, the trust account and liquidation distributions described elsewhere in the Company’s prospectus for its IPO). In addition, the Private Placement Shares may not be sold transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the Registration Statement or commencement of sales of the public offering, except to any underwriter and selected dealer participating in the offering and to independent directors of the Company, provided that all securities transferred to any such director remain subject to the lockup restriction above for the applicable time period.

In addition, the Letter Agreement provides that in order to finance transaction costs in connection with an intended initial business combination, the Sponsor or its affiliate may, but is not obligated to, loan to the Issuer funds as may be required on a non-interest basis. If the Issuer completes an initial business combination, the Issuer would repay such loaned amounts. In the event that the initial business combination does not close, the Issuer may use a portion of the working capital held outside its trust account to repay such loaned amounts but no proceeds from its trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into shares of Class A Common Stock of the post business combination entity at a price of $10.00 per share at the option of the lender. The shares of Class A Common Stock would be identical to the Private Placement Shares. Except as set forth above, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans.

The foregoing description of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement which is attached hereto as Exhibit 3.

Registration Rights Agreement

On July 27, 2021, the Issuer, each Insider (including Andrew ElBardissi) and the Sponsor entered into a registration rights agreement (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Issuer granted the Sponsor and the Insiders registration rights with respect to the Founder Shares, Private Placement Shares and securities that may be issued upon conversion of working capital loans (collectively, “Registrable Securities”). The holders of Registrable Securities are entitled to make up to three demands, excluding short form registration demands, that the Issuer register such securities for sale under the Securities Act of 1933, as amended (the “Securities Act”). In addition, such holders have “piggy-back” registration rights to include such securities in other registration statements filed by the Issuer.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement which is attached hereto as Exhibit 4.

Plans or Proposals

The Reporting Persons have acquired the shares reported herein for investment purposes. The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. However, as set forth in the Company’s prospectus for its IPO, the Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (a “Business Combination”). The Reporting Persons, anticipate that they and their representatives will, and/or may take action to cause the Sponsor or its representatives to, communicate with members of the Company’s board of directors, members of the Company’s management and/or other shareholders of the Company from time to time with respect to potential investment and acquisition opportunities and operational, strategic, financial or governance matters, or otherwise work with management and the Company’s board of directors to identify, evaluate, structure, negotiate, execute or otherwise facilitate a Business Combination. Among other things, the Reporting Persons may introduce the Company to potential candidates for a Business Combination, or propose one or more Business Combinations with potential candidates, which may include candidates that are affiliates of one or more Reporting Persons or in which one or more Reporting Persons otherwise has an equity or other interest. In addition, as a member of the board of directors of the Company, Andrew ElBardissi will be involved in reviewing transactions that may result in a Business Combination.

As disclosed in the Issuer’s prospectus for its IPO, Deerfield Management and the other members of the Sponsor intend to enter into (and/or to cause their affiliates to enter into) an agreement with the Company pursuant to which the Company would agree not to complete a business combination without the consent of Deerfield Management and the other members of the Sponsor, which consent Deerfield Management has indicated it does not intend to provide if the Company’s proposed business combination is with a target that is not in the healthcare industry.

If the Company seeks stockholder approval of its initial Business Combination and the Company does not conduct redemptions in connection with its Business Combination pursuant to the tender offer rules, the Reporting Persons (and/or the Sponsor and its affiliates) may purchase shares of Common Stock in privately negotiated transactions or in the open market either prior to or following the completion of the initial Business Combination, although no such party is under any obligation to do so. Such a purchase may include a contractual acknowledgement that the selling stockholder, although still the holder of the shares as of the record date for redemption, is no longer the owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Reporting Persons (and/or the Sponsor and its affiliates) purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purpose of any such purchases could be to vote such shares in favor of the initial Business Combination and thereby increase the likelihood of obtaining stockholder approval of the initial Business Combination or to satisfy a closing condition in an agreement with a target that requires the Company to have a minimum net worth or a specified amount of cash at the closing of such Business Combination, where it appears that such requirement would otherwise not be met. This may result in the completion of the Company’s initial Business Combination that may not otherwise have been possible.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on limitation, the Issuer’s financial position and investment strategy, the price levels of the Class A Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional shares and/or warrants, selling some or all of its ordinary shares and/or warrants, engaging in short selling of or any hedging or similar transaction with respect to the ordinary shares, including swaps and other derivative instruments, or changing its intention with respect to any and all matters referred to in Item 4.

ITEM 5. INTEREST OF SECURITIES OF THE ISSUER.

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. The Reporting Persons, together with ARCH Venture Fund XI, L.P. and Section 32 Fund 3, LP and certain of their respective affiliates are members of a “group” for purposes of Section 13(d) of the Exchange Act. Each member is separately filing a Schedule 13D with respect to the securities reported herein. ARCH Venture Fund XI, L.P. has shared voting and dispositive power over 6,715,000 shares, or 26.2%. Section 32 Fund 3, LP has shared voting and dispositive power over 6,115,000 shares, or 23.8%.

(c) Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving the common stock of the Issuer.

(d) None.

(e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 4 and 5 hereof is hereby incorporated by reference into this Item 6, as applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

1*	Letter Agreement, dated July 26, 2021, by and among Deerfield Partners, L.P., ARCH Venture Fund XI, L.P. and Section 32 Fund 3, LP.

2	Private Placement Class A Common Stock Purchase Agreement, dated July 27, 2021, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on July 30, 2021 (File No. 001-40676)).

3	Letter Agreement, dated July 27, 2021, by and among the Issuer, its executive officers, its directors and the Sponsor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on July 30, 2021 (File No. 001-40676)).

4	Registration Rights Agreement, dated July 27, 2021, among the Issuer, the Sponsor and the Holders signatory thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on July 30, 2021 (File No. 001-40676)).

11*	Joint Filing Agreement by and among the Reporting Persons.

99	Power of Attorney previously filed as Exhibit 24 to a Form 4 with regard to DA32 Life Science Tech Acquisition Corp. filed with the Securities and Exchange Commission on August 3, 2021 by Deerfield Partners, L.P., Deerfield Mgmt, L.P., Deerfield Management Company, L.P. and James E. Flynn.

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2021

DEERFIELD MANAGEMENT COMPANY, L.P.
By: Flynn Management LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD PARTNERS, L.P.
By: Deerfield Mgmt, L.P., General Partner
By: J.E. Flynn Capital, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MGMT, L.P.
By: J.E. Flynn Capital, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

By:	/s/ Jonathan Isler
Name:	Jonathan Isler, Attorney-in-Fact for James E. Flynn

SCHEDULE A

General Partner of Deerfield Mgmt, L.P.

The general partner of Deerfield Mgmt is J.E. Flynn Capital, LLC. The address of the principal business and/or principal office of Deerfield Mgmt and J.E. Flynn Capital, LLC is 345 Park Avenue, 12th Floor, New York, NY 10010.

General Partner of Deerfield Partners, L.P.

The general partner of Deerfield Partners is Deerfield Mgmt. The address of the principal business and/or principal office of Deerfield Mgmt and Deerfield Partners is 345 Park Avenue, 12th Floor, New York, NY 10010.

General Partner of Deerfield Management Company, L.P.

The general partner of Deerfield Management is Flynn Management LLC. The address of the principal business and/or principal office of Deerfield Management and Flynn Management LLC is 345 Park Avenue, 12th Floor, New York, NY 10010.